Exhibit 99.3

Basic Information regarding Proposed Option Exchange Program

•             We will need shareholder approval in order to commence the proposed Option Exchange Program.

•             Once a date is set to begin the exchange, eligible employees will receive detailed information.  So don’t worry — you will know everything you need to know to make a decision that’s right for you.  Once the exchange begins, you will have 20 business days to decide whether to participate.

•             Which options are eligible for exchange?  We have proposed exchanging options with exercise prices that are higher than $6.00 per share prior to the start of the exchange.

•             The exchange ratio between exchanged options and new options will be one-for-one.

•             On December 28, 2010, we set the exercise price of the new options at $2.00 per share.

•             Vesting of the new options will not be the same as that which applied to the options exchanged.  The new options will instead vest in full on December 28, 2011, one year following the date of approval of the Option Exchange Program by our board.

•             The term of the new options will be the same as that which applied to the options exchanged.

Key legal disclosure

The Option Exchange Program has not yet commenced.  Granite City will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program, including the interests of our executive officers in the Option Exchange Program.

In connection with the proposal to be voted on by Granite City’s shareholders to authorize the Option Exchange Program, Granite City has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement.  Granite City’s shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.

Granite City’s shareholders and option holders will be able to obtain the written materials described above and other documents filed by Granite City with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, shareholders and option holders may obtain free copies of the documents filed by Granite City with the SEC by directing a written request to: Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, Attention: Monica A. Underwood.